

April 17, 2013

Stephen Garland
Chief Executive Officer
Heatwurx, Inc.
6041 South Syracuse Way, Suite 315
Greenwood Village, CO 80111

>   **Re: Heatwurx, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed April 11, 2013**
>   **File No. 333-184948**

Dear Mr. Garland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Heatwurx Inc. Financial Statements, page F-1

Balance Sheet as of December 31, 2012 and 2011, page F-3

1.   We note that you adjusted cash and accrued liabilities in the pro forma financial information for the payment of the accrued dividend with respect to the Company's Series C Preferred shares of $49,172, as though the completion of the initial public offering contemplated by the accompanying prospectus had occurred on December 31, 2012. Since the payment of the dividends is unrelated to the proposed equity transaction, please limit the pro forma information to only the shareholder's equity section of the balance sheet.   Please also revise your footnote accordingly.

Statement of Stockholder's Equity, page F-5

2.   We see that you are a development stage company. Please tell us why you do not present a statement of stockholder's equity from the inception of the predecessor company (January 1, 2009) as required by FASB 915-215.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Howard J. Kern